UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-dearo, Youngdungpo-gu, Seoul 07336, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No X

Proxy Statement

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Remark	Name of Outside Directors, etc.
				Beom Jong Ha (Attendance rate: 100%)	Sangwoo Lee (Attendance rate: 100%)	Doocheol Moon (Attendance rate: 100%)	Chung Hae Kang (Attendance rate: 100%)	Jungsuk Oh (Attendance rate: 100%)	Sang-Hee Park (Attendance rate: 100%)
1	2025.1.20.	Approval of FY2025 Business Plan	Approved	For	-	For	For	For	For
		Report on Q4 2024 earnings results	Reported	-	-	-	-	-	-
		Report on status of operation of internal accounting management system	Reported	-	-	-	-	-	-
		Approval of FY2024 Financial Statements	Approved	For	-	For	For	For	For
		Approval of FY2024 Annual Business Report	Approved	For	-	For	For	For	For
		Approval of renewal of the borrowing contract with overseas affiliated company	Approved	1)	-	For	For	For	For
2	2025.2.18.	Approval of convocation of FY2024 Annual General Meeting of Shareholders and submission of FY2024 AGM agenda items	Approved	For	-	For	For	For	For
		Report on status of operation of internal accounting management system	Reported	-	-	-	-	-	-
		Report on operation of compliance system	Reported	-	-	-	-	-	-
3	2025.3.20.	Approval of occupational safety and health plans	Approved	-	For	For	For	For	For
		Approval of member of Committees of the Board of Directors	Approved	-	For	For	For	For	For
		Approval of revision of regulations of Board of Directors and other regulations	Approved	-	For	For	For	For	For
		Approval of HR personnel policy revision for executive officers	Approved	-	For	For	For	For	For
		Approval of remuneration for directors	Approved	-	For	For	For	For	For
4	2025.4.23.	Report on Q1 2025 earnings results	Reported	-	-	-	-	-	-
		Approval of appointment of a compliance officer	Approved	-	For	For	For	For	For
5	2025.6.17.	Approval of investment in new OLED technology	Approved	-	For	For	For	For	For
6	2025.7.23.	Report on Q2 2025 earnings results	Reported	-	-	-	-	-	-
		Report on results of Committees of the Board of Directors	Reported	-	-	-	-	-	-
7	2025.10.29.	Report on Q3 2025 earnings results	Reported	-	-	-	-	-	-
8	2025.11.27.	Approval of progress of Corporate Value-up Plan	Approved	-	For	For	For	For	For
		Approval of borrowings and limit on bond issuances for FY2026	Approved	-	For	For	For	For	For

Approval of Related Party transaction	Approved	-	2)	For	For	For	For
Approval of transactions with major shareholders,etc.	Approved	-	2)	For	For	For	For
Approval of goods and services transactions with affiliates	Approved	-	2)	For	For	For	For
Approval of license agreement for use of “LG” brand	Approved	-	2)	For	For	For	For
Approval of executive director appointments	Approved	-	For	For	For	For	For
Approval of appointment of a compliance officer	Approved	-	For	For	For	For	For
Report on compensation of retired executive directors	Reported	-	-	-	-	-	-
Report on disciplinary action on executive officer	Reported	-	-	-	-	-	-
Report on results of Committees of the Board of Directors	Reported	-	-	-	-	-	-

1) Mr. Beom Jong Ha is a non-standing director whose voting rights as a director is subject to certain restrictions.

2) Mr. Sangwoo Lee is a non-standing director whose voting rights as a director is subject to certain restrictions.

* At the Annual General Meeting of Shareholders held on March 20, 2025, Mr. Beom Jong Ha retired due to the expiration of his term; Mr. Sangwoo Lee was newly appointed; and Ms. Chung Hae Kang was re-elected.

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

[Audit Committee]

	Date	Members	Agenda	Remark
1	2025.1.20.	Doocheol Moon, Chung Hae Kang, Jungsuk Oh, Sang-Hee Park	Approval of evaluation of Head of Audit Committee Bureau	Approved
			Report on status of external audit	Reported
			Report on status of operation of internal accounting management system	Reported
			Report on Q4 2024 Financial Statements	Reported
			Report on FY2024 Financial Statements	Reported
			Report on business consulting	Reported
			Report on Audit Committee self-evaluation	Reported
			Report on FY2024 Annual Business Report	Reported
2	2025.2.18.		Report on status of external audit	Reported
			Report on review of AGM agenda and documents	Reported
			Approval of status of operation of internal accounting management system	Approved
			Approval of evaluation of operation of internal monitoring system	Approved
			Approval of FY2024 Audit Report	Approved
			Approval of audit services by external auditor	Approved
			Approval of non-audit services by external auditor	Approved
			Approval of the work plan of Audit Committee Bureau	Approved
3	2025.4.23.		Report on status of external audit	Reported
			Report on Q1 2025 Financial Statements	Reported
			Report on post-evaluation of external audit	Reported
			Report on work of Audit Committee Bureau	Reported
4	2025.7.23.		Report on status of external audit	Reported
			Report on Q2 2025 Financial Statements	Reported
			Report on business consulting	Reported
			Report on work of Audit Committee Bureau	Reported
5	2025.10.29.		Report on status of external audit	Reported
			Report on Q3 2025 Financial Statements	Reported
			Report on status of operation of internal accounting management system	Reported
			Report on work of Audit Committee Bureau	Reported

[Outside Director Nomination Committee]

	Date	Members	Agenda	Remark
1	2025.2.18.	Jungsuk Oh, Doocheol Moon, Beom Jong Ha	Approval of recommendation of Outside Director candidates	Approved
2	2025.3.20.	Chung Hae Kang, Doocheol Moon, Sangwoo Lee	Appointment of the chairperson of the Outside Director Nomination Committee	Approved

[Related Party Transaction Committee]

	Date	Members	Agenda	Remark
1	2025.1.16.	Chung Hae Kang, Jungsuk Oh, Sang-Hee Park, Sunghyun Kim1)	Approval of renewal of the borrowing contract with overseas affiliated company	Approved
2	2025.6.26.		Appointment of the chairperson of the Related Party Transaction Committee	Approved
			Report on 1H 2025 result of Related Party transaction	Reported
3	2025.11.26.		Approval of Related Party transaction	Approved
			Approval of transactions with major shareholders, etc.	Approved
			Approval of license agreement for use of “LG” brand	Approved
			Approval of goods and services transactions with affiliates	Approved
			Approval of evaluation and risk of Related Party transaction	Approved

[ESG Committee]

	Date		Agenda	Remark
1	2025.4.23.	Doocheol Moon, Chung Hae Kang, Jungsuk Oh, Sang-Hee Park, Cheoldong Jeong1)	Report on ESG Key Business Directions for 2025	Reported
			Report on results of development of Compliance Key Risk Management System, etc.	Reported
2	2025.10.29.		Report on ESG Key Business Implementation Results for 2025	Reported
			Report on results of development of Compliance Key Risk Management System, etc.	Reported

1) Mr. Cheoldong Jeong and Sunghyun Kim are Inside Directors.

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million)
	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Outside Director	4	4,000	384	96	-
Non-standing Director	1		-	-	No amount paid

* Remuneration limit is for the total 7 directors, including 2 inside directors & 1 non-standing director.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 5% or more of 2024 Total Assets or Revenue in Separate Financial Statement.

				(KRW Million)
Transaction	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*	Revenue Ratio*
Sales/Purchase	LG Display America Inc. (Subsidiary)	Jan. 1, 2025 ~ Dec. 31, 2025	15,609,355	52%	62%
	LG Display Germany GmbH (Subsidiary)		1,264,869	4%	5%
	LG Display Taiwan Co., Ltd. (Subsidiary)		2,195,544	7%	9%
	LG Display Nanjing Co., Ltd. (Subsidiary)		1,590,213	5%	6%
	LG Display Singapore Pte., Ltd. (Subsidiary)		1,621,841	5%	6%
	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)		3,400,769	11%	14%
	LG Display High-Tech (China) Co., Ltd. (Subsidiary)		2,428,689	8%	10%
Debt Guarantee	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jun. 28, 2022 ~ Jul. 31, 2029	1,870,650	6%	7%
Borrowing	LG Display Singapore Pte., Ltd. (Subsidiary)	Feb. 22, 2024 ~ Feb. 21, 2025	2,137,600	7%	8%
		Feb. 21, 2025 ~ Feb. 19, 2026	1,731,360	6%	7%

* Ratio in comparison with total assets or revenue, as applicable, in FY 2024 (Separate)

II-I. Individual Transactions of LG Display Co., Ltd with each of its Major Shareholders or their Affiliates, which was equivalent to 1% or more of 2024 Total Assets.

				(KRW Million)
Transaction	Counterpart (Relationship)	Transaction Period	Transaction Amount	Assets Ratio*	Revenue Ratio*
Debt Guarantee	LG Display Vietnam Haiphong Co., Ltd. (Subsidiary)	Jun. 28, 2022 ~ Jul. 31, 2029	1,870,650	6%	7%
Borrowing	LG Electronics Co., Ltd. (Affiliate)	Mar. 30, 2023 ~ Jun. 5, 2025	1,000,000	3%	4%
	LG Display Singapore Pte., Ltd. (Subsidiary)	Feb. 22, 2024 ~ Feb. 21, 2025	2,137,600	7%	8%
		Feb. 21, 2025 ~ Feb. 19, 2026	1,731,360	6%	7%

* Ratio in comparison with total assets or revenue, as applicable, in FY 2024 (Separate)

III. Reference Relating to AGM

1. Matters Relating to the Annual General Meeting of Shareholders

A. Date & Time : 9:30 A.M. (KST), March 19, 2026 (Thursday)

B. Venue : Learning Center, LG Display Paju Display Cluster, 245, LG-ro, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

2. Agenda for Meeting :

(1) For Reporting

- Audit Committee’s Audit Report

- Fiscal Year 2025 Business Report

- Report on Related Party Transactions

- Report on operation of internal accounting management system

(2) For Approval

1. The Consolidated and Separate Financial Statements as of and for the fiscal year ended December 31, 2025

2. Amendment to the Articles of Incorporation

2-1. Addition of new objective of the company

2-2. Deletion of the provision excluding cumulative voting system (Reflection of recent amendments to the Commercial Code)

2-3. Establishment of an electronic General Meeting of Shareholders system (Reflection of recent amendments to the Commercial Code)

2-4. Change of the title of Independent Directors (Reflection of recent amendments to the Commercial Code)

2-5. Increase in the number of separately elected Audit Committee Members (Reflection of recent amendments to the Commercial Code)

2-6. Strengthening of voting right restrictions in the appointment or dismissal of Audit Committee
Members (Reflection of recent amendments to the Commercial Code)

2-7. ADDENDA (2026.3.19.)

3. Appointment of Outside Director for Audit Committee Member (Jungsuk Oh)
* Agenda 3 shall be automatically withdrawn if Agenda 2-5 is rejected.

4. Appointment of Outside Director (Sang-Hee Park)

5. Appointment of Audit Committee Member (Sang-Hee Park)

6. Remuneration Limit for Directors in 2026

3. Details of Agenda for Approval

A. Agenda 1: Consolidated and Separate the Financial Statements as of and for the fiscal year ended December 31, 2025

(1) Business Performance in FY 2025

A. Business overview

We were incorporated in February 1985 under the laws of the Republic of Korea. LG Electronics and LG Semicon transferred their respective LCD business to us in 1998, and since then, our business has been focused on the research, development, manufacture and sale of display panels, applying technologies such as OLED and TFT-LCD.

As of December 31, 2025, in Korea we operated OLED and TFT-LCD production facilities and a research center in Paju, OLED and TFT-LCD production facilities in Gumi, a research center in Magok. We have also established subsidiaries in the Americas, Europe and Asia.

As of December 31, 2025, our business consisted of the manufacture and sale of display and display related products utilizing OLED, TFT-LCD and other technologies under a single reporting business segment.

2025 Financial highlights by business (based on K-IFRS)

(Unit: In billions of Won)
2025	Display Business
Sales	25,810
Gross Profit	3,376
Operating Profit	517

B. Major products

We manufacture OLED and TFT-LCD panels, mainly used for televisions, IT, Mobile,etc. and Auto products.

(Unit: In billions of Won, except percentages)
Business area	Sales Type	Items	Usage	Major trademark	Sales in 2025 (%)
Display	Product/ Service/ Other Sales	Televisions	Panels for televisions	LG Display	4,791(19%)
		IT	Panels for notebook computers, monitors and tablets	LG Display	9,509(37%)
		Mobile, etc.	Panels for smartphones, etc.	LG Display	9,373(36%)
		Auto	Panels for automobiles	LG Display	2,136(8%)
Total					25,810(100%)

(1) Based on ship-to-party

(2) Any discrepancies between the total and the sums of the amounts listed are due to rounding

C. Consolidated Financial Statements

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)		December 31, 2025	December 31, 2024

Assets
Cash and cash equivalents	~~W~~	1,572,058	2,021,640
Deposits in banks		600	600
Trade accounts and notes receivable, net		2,359,184	3,624,477
Other accounts receivable, net		180,413	250,029
Other current financial assets		89,525	328,621
Inventories, net		2,545,666	2,671,242
Prepaid income tax		38,558	12,774
Assets held for sale		-	983,317
Other current assets		196,073	230,337
Total current assets		6,982,077	10,123,037
Deposits in banks		11	11
Investments in equity accounted investees		36,506	33,177
Other non-current financial assets		202,051	232,652
Property, plant and equipment, net		14,470,776	17,202,873
Intangible assets, net		1,478,035	1,558,407
Investment property		18,031	27,911
Deferred tax assets, net		3,510,156	3,504,177
Defined benefit assets, net		198,535	160,752
Other non-current assets		20,522	16,569
Total non-current assets		19,934,623	22,736,529
Total assets	~~W~~	26,916,700	32,859,566
Liabilities
Trade accounts and notes payable	~~W~~	3,307,687	4,156,149
Current financial liabilities		3,798,394	6,527,450
Other accounts payable		1,461,014	1,720,670
Accrued expenses		782,552	634,473
Income tax payable, net		39,219	65,366
Provisions		86,290	105,251
Advances received		35,981	904,628
Liabilities held for sale		-	1,656,841
Other current liabilities		85,334	88,256
Total current liabilities		9,596,471	15,859,084
Non-current financial liabilities		8,934,975	8,091,407
Non-current provisions		55,345	60,908
Defined benefit liabilities, net		1,109	1,093
Long-term advances received		-	220,500
Other non-current liabilities		489,562	553,767
Total non-current liabilities		9,480,991	8,927,675
Total liabilities	~~W~~	19,077,462	24,786,759
Equity
Share capital	~~W~~	2,500,000	2,500,000
Share premium		2,740,811	2,773,587
Retained earnings(Accumulated deficit)		281,912	(18,512)
Reserves		1,081,401	995,823
Accumulated other comprehensive income held for sale		-	291,363
Equity attributable to owners of the Parent		6,604,124	6,542,261
Non-controlling interests		1,235,114	1,530,546
Total equity		7,839,238	8,072,807
Total liabilities and equity	~~W~~	26,916,700	32,859,566

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)
		2025	2024
Revenue	~~W~~	25,810,082	26,615,347
Cost of sales		(22,433,623)	(24,039,928)
Gross profit		3,376,459	2,575,419
Selling expenses		(480,814)	(584,692)
Administrative expenses		(967,882)	(1,103,617)
Research and development expenses		(1,410,786)	(1,447,706)
Operating profit (loss)		516,977	(560,596)
Finance income		578,446	883,094
Finance costs		(1,152,916)	(1,821,912)
Other non-operating income		2,596,150	2,100,443
Other non-operating expenses		(2,039,451)	(2,797,981)
Equity in income of equity accounted investees, net		2,483	5,412
Profit (loss) before income tax		501,689	(2,191,540)
Income tax expense		(197,882)	(217,760)
Profit (loss) for the period		303,807	(2,409,300)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities		74,112	(131,835)
Other comprehensive income (loss) from associates		-	(85)
		74,112	(131,920)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations		(184,430)	926,637
Other comprehensive income (loss) from associates		2,272	3,320
		(182,158)	929,957
Other comprehensive income (loss) for the period, net of income tax		(108,046)	798,037
Total comprehensive income (loss) for the period	~~W~~	195,761	(1,611,263)
Profit (loss) attributable to:
Owners of the Parent		226,312	(2,562,606)
Non-controlling interests		77,495	153,306
Profit (loss) for the period	~~W~~	303,807	(2,409,300)
Total comprehensive income (loss) attributable to:
Owners of the Parent		94,639	(1,923,316)
Non-controlling interests		101,122	312,053
Total comprehensive income (loss) for the period	~~W~~	195,761	(1,611,263)
Earnings (loss) per share (in won)
Basic earnings (loss) per share	~~W~~	453	(5,438)
Diluted earnings (loss) per share	~~W~~	453	(5,438)

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Changes in Equity
For the years ended December 31, 2025 and 2024
		Attributable to owners of the Parent Company
		Share capital	Share premium	Retained earnings (Accumulated deficit)	Reserves	Other comprehensive income classified as held for sale	Sub-total	Non-controlling interests	Total equity
(In millions of won)
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	2,676,014	515,976	-	7,232,182	1,538,362	8,770,544
Total comprehensive income (loss) for the period
Profit (loss) for the period		-	-	(2,562,606)	-	-	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	-	(131,835)	-	(131,835)
Classified as held for sale		-	-	-	(215,788)	215,788	-	-	-
Foreign currency translation differences for foreign operations		-	-	-	692,315	75,575	767,890	158,747	926,637
Other comprehensive income (loss) from associates		-	-	(85)	3,320	-	3,235	-	3,235
Total other comprehensive income (loss)		-	-	(131,920)	479,847	291,363	639,290	158,747	798,037
Total comprehensive income (loss) for the period	~~W~~	-	-	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)
Transaction with owners, recognized directly in equity
Capital increase		710,921	569,893	-	-	-	1,280,814	-	1,280,814
Acquisition of non-controlling shareholders' interests in subsidiaries		-	(47,419)	-	-	-	(47,419)	(183,850)	(231,269)
Dividends to non-controlling shareholders in subsidiaries		-	-	-	-	-	-	(136,019)	(136,019)
Total transaction with owners, recognized directly in equity		710,921	522,474	-	-	-	1,233,395	(319,869)	913,526
Balances at December 31, 2024	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Balances at January 1, 2025	~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807
Total comprehensive income (loss) for the period
Profit for the period		-	-	226,312	-	-	226,312	77,495	303,807
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	-	74,112	-	74,112
Foreign currency translation differences for foreign operations		-	-	-	83,306	(291,363)	(208,057)	23,627	(184,430)
Other comprehensive income from associates		-	-	-	2,272	-	2,272	-	2,272
Total other comprehensive income (loss)		-	-	74,112	85,578	(291,363)	(131,673)	23,627	(108,046)
Total comprehensive income (loss) for the period	~~W~~	-	-	300,424	85,578	(291,363)	94,639	101,122	195,761
Transaction with owners, recognized directly in equity
Change in scope of consolidation		-	(32,776)	-	-	-	(32,776)	(396,554)	(429,330)
Balances at December 31, 2025	~~W~~	2,500,000	2,740,811	281,912	1,081,401	-	6,604,124	1,235,114	7,839,238

LG DISPLAY CO., LTD. AND ITS SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)
		2025	2024

Cash flows from (used in) operating activities:
Cash generated from operations	~~W~~	3,169,950	3,373,456
Income taxes paid		(161,462)	(139,782)
Interest received		54,915	93,945
Interest paid		(711,320)	(915,858)
Cash flows from operating activities		2,352,083	2,411,761
Cash flows from (used in) investing activities:
Dividends received		1,930	200
Increase in deposits in banks		(1,700)	(1,700)
Proceeds from withdrawal of deposits in banks		1,700	921,995
Acquisition of financial assets at fair value through profit or loss		(1,422)	(5,470)
Proceeds from disposal of financial assets at fair value through profit or loss		4,275	5,301
Proceeds from disposal of investments in equity accounted investees		-	17,609
Proceeds from disposal of assets held for sale		813,311	-
Acquisition of property, plant and equipment		(1,347,937)	(2,129,735)
Proceeds from disposal of property, plant and equipment		122,850	248,460
Acquisition of intangible assets		(759,146)	(786,819)
Proceeds from disposal of intangible assets		1,918	6,257
Proceeds from insurance payout		-	49,995
Government grants received		1,041	2,307
Proceeds from settlement of derivatives		157,984	274,173
Decrease in short-term loans		21,558	19,697
Increase in deposits		(4,405)	(2,036)
Decrease in deposits		7,682	2,124
Proceeds from disposal of greenhouse gas emission permits		1,742	14,394
Cash flows used in investing activities		(978,619)	(1,363,248)
Cash flows from (used in) financing activities:
Proceeds from short-term borrowings		4,385,305	5,219,941
Repayments of short-term borrowings		(4,502,811)	(6,285,819)
Repayments of current portion of bonds		(612,000)	(370,000)
Proceeds from long-term borrowings		4,919,708	2,912,552
Repayments of long-term borrowings		(245,735)	-
Repayments of current portion of long-term borrowings		(5,808,062)	(3,638,904)
Payments of lease liabilities		(52,902)	(71,008)
Repayments of security deposits received		(40,500)	-
Capital increase		-	1,292,455
Transaction cost from capital increase		-	(11,641)
Acquisition of non-controlling shareholders' interests in subsidiaries		-	(245,362)
Dividends to non-controlling shareholders in subsidiaries		(6,390)	(136,519)
Cash flows used in financing activities		(1,963,387)	(1,334,305)
Net decrease in cash and cash equivalents		(589,923)	(285,792)
Cash and cash equivalents included in assets held for sale at January 1		158,415	-
Cash and cash equivalents at January 1		2,021,640	2,257,522
Effect of exchange rate fluctuations on cash held		(18,074)	208,325
Cash and cash equivalents included in assets held for sale at December 31		-	(158,415)
Cash and cash equivalents at December 31	~~W~~	1,572,058	2,021,640

1. Reporting Entity

(a) Description of the Parent Company

LG Display Co., Ltd. (the "Parent Company") was incorporated in February 1985 and the Parent Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2025, the Group operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Parent Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

1. Reporting Entity, Continued

(b) Consolidated Subsidiaries as of December 31, 2025

Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Business facility maintenance
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*1)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

(*1) For the year ended December 31, 2025, the Parent Company contributed ~~W~~2,831 million in cash for the capital increase and recovery ~~W~~2,018 million of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

1. Reporting Entity, Continued

(c) Change in scope of Consolidation

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction was completed on April 1, 2025.

Subsidiaries	Location	Percentage of ownership(%)	Reason
LG Display Guangzhou Co., Ltd.	Guangzhou, China	100	Disposal
LG Display (China) Co., Ltd.	Guangzhou, China	80	Disposal

(d) Summary of financial information (before the elimination of intercompany transactions) of subsidiaries as of and for the years ended December 31, 2025 and 2024 is as follows

(In millions of won)		December 31, 2025			2025
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,487,248	1,411,341	75,907	15,776,135	11,342
LG Display Germany GmbH		350,748	308,714	42,034	1,328,245	2,645
LG Display Japan Co., Ltd.		191,870	176,420	15,450	806,899	1,160
LG Display Taiwan Co., Ltd.		537,470	506,842	30,628	2,206,716	5,050
LG Display Nanjing Co., Ltd.		3,831,510	2,853,780	977,730	1,690,130	21,160
LG Display Shanghai Co., Ltd.		135,277	111,022	24,255	673,288	(2,669)
LG Display Shenzhen Co., Ltd.		37,974	30,370	7,604	215,839	(9,116)
LG Display Singapore Pte. Ltd.		2,466,916	2,452,730	14,186	1,588,784	(999)
L&T Display Technology (Fujian) Limited		302,144	190,668	111,476	796,514	6,464
LG Display Yantai Co., Ltd.		541,269	101,894	439,375	256,961	5,795
Nanumnuri Co., Ltd.		6,015	4,075	1,940	28,373	69
Unified Innovative Technology, LLC		546	1	545	-	(115)
LG Display Guangzhou Trading Co., Ltd.		3,577,488	3,483,152	94,336	385,484	4,897
Global OLED Technology, LLC		30,865	3,157	27,708	2,516	(1,003)
LG Display Vietnam Haiphong Co., Ltd.		5,630,201	3,611,689	2,018,512	3,795,193	298,757
Suzhou Lehui Display Co., Ltd.		208,225	50,538	157,687	306,693	3,958
LG DISPLAY FUND I LLC		98,043	4	98,039	-	2,298
LG Display High-Tech (China) Co., Ltd.		7,575,519	3,635,926	3,939,593	2,422,181	236,175
Total	~~W~~	27,009,328	18,932,323	8,077,005	32,279,951	585,868

1. Reporting Entity, Continued

(In millions of won)		December 31, 2024			2024
Subsidiaries		Total assets	Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	2,433,349	2,367,143	66,206	15,218,449	12,662
LG Display Germany GmbH		571,085	535,427	35,658	1,514,282	3,555
LG Display Japan Co., Ltd.		215,670	201,213	14,457	1,045,036	2,420
LG Display Taiwan Co., Ltd.		807,931	780,043	27,888	2,569,859	2,819
LG Display Nanjing Co., Ltd.		3,188,176	2,249,586	938,590	1,841,645	103,023
LG Display Shanghai Co., Ltd.		192,973	166,757	26,216	890,982	4,286
LG Display Guangzhou Co., Ltd.(*)		2,603,086	1,984,854	618,232	2,306,421	44,772
LG Display Shenzhen Co., Ltd.		117,986	101,622	16,364	589,537	2,818
LG Display Singapore Pte. Ltd.		3,570,065	3,554,525	15,540	1,442,304	(6,018)
L&T Display Technology (Fujian) Limited		345,309	242,376	102,933	851,228	18,251
LG Display Yantai Co., Ltd.		601,808	177,391	424,417	302,923	26,941
Nanumnuri Co., Ltd.		5,556	3,685	1,871	25,502	320
LG Display (China) Co., Ltd.(*)		2,237,053	276,308	1,960,745	1,477,381	46,621
Unified Innovative Technology, LLC		698	20	678	-	(523)
LG Display Guangzhou Trading Co., Ltd.		3,594,526	3,462,995	131,531	400,592	39,474
Global OLED Technology, LLC		32,998	3,512	29,486	1,312	(11,966)
LG Display Vietnam Haiphong Co., Ltd.		6,192,641	4,434,492	1,758,149	3,931,808	250,503
Suzhou Lehui Display Co., Ltd.		307,178	109,776	197,402	393,161	8,837
LG DISPLAY FUND I LLC		97,596	30	97,566	-	(3,164)
LG Display High-Tech (China) Co., Ltd.		7,630,921	4,000,109	3,630,812	2,482,999	432,402
Total	~~W~~	34,746,605	24,651,864	10,094,741	37,285,421	978,033

(*) For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

1. Reporting Entity, Continued

(e) Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2025 and 2024 are as follows:

(In millions of won)
		LG Display High-Tech(China) Co., Ltd.
		2025	2024
Percentage of ownership in non-controlling interests(%)		30	30

Current assets	~~W~~	6,157,564	5,666,246
Non-current assets		1,417,955	1,964,675
Current liabilities		1,114,830	2,193,788
Non-current liabilities		2,521,096	1,806,321
Net assets		3,939,593	3,630,812
Book value of non-controlling interests		1,180,491	1,087,857

Revenue	~~W~~	2,422,181	2,482,999
Profit for the year		236,175	432,402
Profit attributable to non-controlling interests		70,853	129,721

Cash flows from operating activities	~~W~~	786,058	1,252,886
Cash flows used in investing activities		(514,457)	(1,290,367)
Cash flows used in financing activities		(180,756)	(213,400)
Effect of exchange rate fluctuations on cash and cash equivalents		4,682	19,378
Net increase(decrease) in cash and cash equivalents		95,527	(231,503)
Cash and cash equivalents at January 1		82,572	314,075
Cash and cash equivalents at December 31		178,099	82,572

2. Basis of Presenting Financial Statements

(a) Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b) Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d) Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated and taken into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

2. Basis of Presenting Financial Statements, Continued

(d) Estimates and Judgments, Continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

(i) Impairment of non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii) Income Tax

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period, and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii) Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. An appropriate discount rate is determined by considering the yield on high-quality corporate bonds with maturities similar to the duration of the related pension liabilities, expressed in the currency in which the pension is paid. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Group changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation.

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Consolidation

(i) Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is acquired until the date on which control is lost.

(ii) Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii) Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

3. Material Accounting Policies, Continued

(a) Consolidation, Continued

(iv) Associates and joint ventures

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group's share of the profits or losses and changes in the Group's proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v) Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

3. Material Accounting Policies, Continued

(b) Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at the exchange rates at the end of each reporting period. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at closing rate.

3. Material Accounting Policies, Continued

(c) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: financial assets at amortized cost; financial assets at FVOCI; financial assets at FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii) Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Group’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading and designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the consolidated statement of financial position.

- The amount determined in accordance with the expected credit loss model

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*) The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g) Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

3. Material Accounting Policies, Continued

(h) Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as other non-operating income of the period in which it becomes receivable.

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

-
the technical feasibility of completing the intangible asset so that it will be available for use or sale,
-
its intention to complete the intangible asset and use or sell it,
-
its ability to use or sell the intangible asset,
-
how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),
-
the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and
-
its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

3. Material Accounting Policies, Continued

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

-
debt instruments that are determined to have low credit risk at the reporting date; and
-
other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- fixed payments, including in-substance fixed payments;

- variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- amounts expected to be payable under a residual value guarantee; and

- the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

3. Material Accounting Policies, Continued

(l) Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Group recognizes assets held under a finance lease in its consolidated statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

3. Material Accounting Policies, Continued

(m) Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n) Non-current Assets (liabilities) Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets (liabilities) held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

3. Material Accounting Policies, Continued

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

3. Material Accounting Policies, Continued

(o) Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (①Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method with which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

3. Material Accounting Policies, Continued

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

3. Material Accounting Policies, Continued

(s) Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the Group. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the Group. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t) Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

3. Material Accounting Policies, Continued

(u) Accounting standards and Interpretation issued and adopted by the Group, Continued

(i) Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments do not have a significant impact on the consolidated financial statements.

(v) New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Group.

(i) Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group is currently reviewing the impact of the amendment on the consolidated financial statements.

-
Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system
-
Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion
-
Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term
-
Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

(ii) Annual Improvement to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the financial statements.

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Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter
-
Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance
-
Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price
-
Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’
-
Korean IFRS 1007 Statement of Cash Flows: Cost method

3. Material Accounting Policies, Continued

(v) New standards and interpretations not yet adopted by the Group, Continued

(iii) Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure – nature-dependent electricity contracts

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosure have been amended to clarify the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements, including new disclosure requirements to enable investors to understand the effect of these contracts on a Group's financial performance and cash flows. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv) Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. The new presentation requirements introduced in Korean IFRS 1118 will increase comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosure requirements for ‘management-defined performance measures’ will enhance transparency.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Group has not yet adopted Korean IFRS 1118 and is in the process of determining the impact on the Group of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Group’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

LG DISPLAY CO., LTD.
Separate Statements of Financial Position
As of December 31, 2025 and 2024

(In millions of won)		December 31, 2025	December 31, 2024
Assets
Cash and cash equivalents	~~W~~	248,729	238,477
Trade accounts and notes receivable, net		3,140,538	4,964,594
Other accounts receivable, net		169,179	215,920
Other current financial assets		77,249	320,071
Inventories, net		1,793,510	1,786,678
Prepaid income tax		1,585	2,492
Assets held for sale		-	1,016,645
Other current assets		86,341	102,518
Total current assets		5,517,131	8,647,395
Deposits in banks		11	11
Investments, net		3,810,085	3,939,474
Other non-current accounts receivable, net		5,029	9,679
Other non-current financial assets		93,508	123,523
Property, plant and equipment, net		10,298,784	11,913,336
Intangible assets, net		1,427,602	1,485,789
Investment property		18,031	27,911
Deferred tax assets, net		3,422,353	3,474,990
Defined benefit assets, net		198,288	160,564
Other non-current assets		20,300	16,379
Total non-current assets		19,293,991	21,151,656
Total assets	~~W~~	24,811,122	29,799,051
Liabilities
Trade accounts and notes payable	~~W~~	9,711,618	12,011,544
Current financial liabilities		3,870,697	5,866,670
Other accounts payable		1,151,778	1,438,724
Accrued expenses		589,096	483,236
Provisions		85,559	103,962
Advances received		29,058	899,164
Other current liabilities		68,662	62,195
Total current liabilities		15,506,468	20,865,495
Non-current financial liabilities		4,992,576	4,308,608
Non-current provisions		55,345	60,908
Long-term advances received		-	220,500
Other non-current liabilities		485,028	547,742
Total non-current liabilities		5,532,949	5,137,758
Total liabilities	~~W~~	21,039,417	26,003,253
Equity
Share capital	~~W~~	2,500,000	2,500,000
Share premium		2,821,006	2,821,006
Accumulated deficit		(1,549,301)	(1,525,208)
Total equity		3,771,705	3,795,798
Total liabilities and equity	~~W~~	24,811,122	29,799,051

LG DISPLAY CO., LTD.
Separate Statements of Comprehensive Income (Loss)
For the years ended December 31, 2025 and 2024

(In millions of won, except earnings (loss) per share amounts)

		2025	2024
Revenue	~~W~~	24,115,926	25,178,688
Cost of sales		(22,504,496)	(24,476,213)
Gross profit		1,611,430	702,475
Selling expenses		(217,976)	(294,153)
Administrative expenses		(618,821)	(781,822)
Research and development expenses		(1,398,768)	(1,427,125)
Operating loss		(624,135)	(1,800,625)
Finance income		541,659	704,770
Finance costs		(753,505)	(1,254,153)
Other non-operating income		2,448,448	1,702,506
Other non-operating expenses		(1,649,334)	(2,439,989)
Loss before income tax		(36,867)	(3,087,491)
Income tax benefit (expense)		(61,338)	52,755
Loss for the period		(98,205)	(3,034,736)
Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities		74,112	(131,835)
Other comprehensive income (loss) for the period, net of income tax		74,112	(131,835)
Total comprehensive loss for the period	~~W~~	(24,093)	(3,166,571)
Loss per share (in won)
Basic loss per share	~~W~~	(196)	(6,440)
Diluted loss per share	~~W~~	(196)	(6,440)

LG DISPLAY CO., LTD.
Separate Statements of Changes in Equity
For the years ended December 31, 2025 and 2024

		Share capital	Share premium	Retained earnings (Accumulated deficit)	Other capital	Total equity
(In millions of won)
Balances at January 1, 2024	~~W~~	1,789,079	2,251,113	1,641,363	-	5,681,555
Total comprehensive income (loss) for the period
Loss for the period		-	-	(3,034,736)	-	(3,034,736)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	(131,835)	-	(131,835)
Total comprehensive loss for the period	~~W~~	-	-	(3,166,571)	-	(3,166,571)
Transaction with owners, recognized directly in equity
Capital increase		710,921	569,893	-	-	1,280,814
Balances at December 31, 2024	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Balances at January 1, 2025	~~W~~	2,500,000	2,821,006	(1,525,208)	-	3,795,798
Total comprehensive income (loss) for the period
Loss for the period		-	-	(98,205)	-	(98,205)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities		-	-	74,112	-	74,112
Total comprehensive loss for the period	~~W~~	-	-	(24,093)	-	(24,093)
Balances at December 31, 2025	~~W~~	2,500,000	2,821,006	(1,549,301)	-	3,771,705

LG DISPLAY CO., LTD.
Separate Statements of Cash Flows
For the years ended December 31, 2025 and 2024

(In millions of won)		2025	2024
Cash flows from (used in) operating activities:
Cash generated from operations	~~W~~	862,685	724,337
Income taxes paid		(15,213)	(12,900)
Interest received		16,826	20,559
Interest paid		(502,485)	(634,631)
Cash flows from operating activities		361,813	97,365
Cash flows from (used in) investing activities:
Dividends received		153,647	228,833
Proceeds from withdrawal of deposits in banks		-	20,000
Proceeds from disposal of financial assets at fair value through profit or loss		2,872	5,185
Acquisition of investments		(152,161)	(979,633)
Proceeds from disposal of investments		240,441	942,708
Proceeds from disposal of assets held for sale		1,987,488	-
Acquisition of property, plant and equipment		(891,075)	(1,380,057)
Proceeds from disposal of property, plant and equipment		120,634	248,271
Acquisition of intangible assets		(728,489)	(745,033)
Proceeds from disposal of intangible assets		1,918	6,257
Proceeds from settlement of derivatives		157,984	274,173
Decrease in short-term loans		21,558	19,697
Increase in deposits		-	(1,019)
Decrease in deposits		1,805	593
Proceeds from disposal of greenhouse gas emission permits		1,742	14,394
Cash flows from (used in) investing activities:		918,364	(1,345,631)
Cash flows from (used in) financing activities:
Proceeds from short-term borrowings		4,367,572	5,496,777
Repayments of short-term borrowings		(4,583,942)	(4,740,405)
Repayments of current portion of bonds		(612,000)	(370,000)
Proceeds from long-term borrowings		2,607,073	2,114,901
Repayments of current portion of long-term borrowings		(3,003,026)	(2,622,312)
Payment guarantee fee received		6,290	7,427
Repayments of payment guarantee fee		-	(1,114)
Capital increase		-	1,292,455
Transaction cost from capital increase		-	(11,641)
Repayments of security deposits received		(40,500)	-
Payments of lease liabilities		(11,392)	(13,847)
Cash flows from (used in) financing activities		(1,269,925)	1,152,241
Net increase(decrease) in cash and cash equivalents		10,252	(96,025)
Cash and cash equivalents at January 1		238,477	334,502
Cash and cash equivalents at December 31	~~W~~	248,729	238,477

1. Organization and Description of Business

LG Display Co., Ltd. (the "Company") was incorporated in February 1985 and the Company has been a public corporation listed on the Korea Exchange since 2004. The main business of the Company is to manufacture and sell displays and its related products. As of December 31, 2025, the Company operates Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Company is domiciled in the Republic of Korea with its address at 128 Yeoui-daero, Yeongdeungpo-gu, Seoul. As of December 31, 2025, LG Electronics Inc., a major shareholder of the Company, owns 36.72% (183,593,206 shares) of the Company’s common stock.

As of December 31, 2025, 500,000,000 shares of the Company's common stock are listed on the Korea Exchange under the identifying code 034220, and 35,191,892 American Depositary Shares ("ADSs"; 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol "LPL".

2. Basis of Presenting Financial Statements

(a) Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027, Separate Financial Statements, presented by a parent, an investor in an associate or a venture in a joint ventures, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issuance by the Board of Directors on January 27, 2026, which will be submitted for approval to the shareholders’ meeting to be held on March 19, 2026.

(b) Basis of Measurement

The separate financial statements have been prepared on the historical cost basis except for the following material items in the separate statement of financial position:

▪
derivative financial instruments at fair value, financial assets at fair value through profit or loss(“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss(“FVTPL”), and
▪
net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c) Functional and Presentation Currency

Items included in the financial statements are measured using the currency of the primary economic environment in which each entity operates (the “functional currency"). The separate financial statements are presented in Korean won, which is the Company’s functional currency.

2. Basis of Presenting Financial Statements, Continued

(d) Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, they can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated, taking into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgment and assumptions of certain items are included in relevant notes.

(i) Impairment of Non-financial assets

The recoverable amount of a non-financial assets is determined as the greater of its value in use and its fair value less costs to sell.

(ii) Income Tax

The Company’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Company estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii) Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. An appropriate discount rate is determined by considering the yield on high-quality corporate bonds with maturities similar to the duration of the related pension liabilities, expressed in the currency in which the pension is paid. Other key assumptions related to defined benefit obligations are based on current market conditions.

During the reporting period, the Company changed the discount rate calculation method among the actuarial assumptions for the projected unit credit method to more reasonably determine the defined benefit obligation (Note 13).

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a) Interest in subsidiaries, associates and joint ventures

These separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements. The Company applied the cost method to investments in subsidiaries, associates and joint ventures. Dividends from subsidiaries, associates or joint ventures are recognized in profit or loss when the right to receive the dividend is established.

(b) Foreign Currency Translation

Transactions in foreign currencies are translated to the functional currency of the Company at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate at the end of each reporting period. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the separate statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the separate statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the separate statement of comprehensive income (loss).

(c) Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d) Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

3. Material Accounting Policies, Continued

(e) Financial Instruments

(i) Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Company becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i) Financial assets

On initial recognition, a financial asset is classified as measured at: amortized cost; FVOCI – debt investment; FVOCI – equity investments; or FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Company changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is to hold assets to collect contractual cash flows; and
-
its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

-
it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and
-
the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Company has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

ii) Financial assets: business model

The Company makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

-
the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);
-
how the performance of the portfolio is evaluated and reported to the Company’s management;
-
the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and
-
the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

iii) Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Company considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Company considers.

-
contingent events that would change the amount or timing of cash flows:
-
terms that may adjust the contractual coupon rate, including variable-rate features;
-
prepayment and extension features; and
-
terms that limit the Company’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv) Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.
Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Derecognition

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Company has retained substantially all the risks and rewards of ownership of the transferred asset, the Company continues to recognize the transferred asset.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

(ii) Non-derivative financial liabilities

The Company classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading or designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVTPL are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVTPL are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2025, non-derivative financial liabilities consist of borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Company derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Hedge Accounting

If necessary, the Company designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Company’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Company discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Company discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

3. Material Accounting Policies, Continued

(e) Financial Instruments, Continued

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as 'Financial Liabilities' in the separate statement of financial position.

- The amount determined in accordance with the expected credit loss model under Korean IFRS 1109 Financial Instruments

- The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f) Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset's future economic benefits are expected to be consumed by the Company. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

3. Material Accounting Policies, Continued

(f) Property, Plant and Equipment, Continued

(*) The Company depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g) Borrowing Costs

The Company capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense.

(h) Government Grants

In case there is reasonable assurance that the Company will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Company’s expenses incurred

A government grant that compensates the Company for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Company with no compensation for expenses or losses already incurred or no future related costs is recognized as income of the period in which it becomes receivable.

3. Material Accounting Policies, Continued

(i) Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Company can demonstrate all of the following:

- the technical feasibility of completing the intangible asset so that it will be available for use or sale,

- its intention to complete the intangible asset and use or sell it,

- its ability to use or sell the intangible asset,

- how the intangible asset will generate probable future economic benefits (among other things, the Company can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

- the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

- its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use, and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Company currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

3. Material Accounting Policies, Continued

(i) Intangible Assets, Continued

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1) Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2) Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j) Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

3. Material Accounting Policies, Continued

(j) Investment Property, Continued

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

(k) Impairment

(i) Financial assets

Financial instruments and contract assets

The Company recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Company recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

- debt instruments that are determined to have low credit risk at the reporting date; and

- other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Company’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Company is exposed to credit risk.

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

3. Material Accounting Policies, Continued

(k) Impairment, Continued

Credit-impaired financial assets

At each reporting period-end, the Company assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

-
significant financial difficulty of the issuer or the borrower;
-
the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;
-
it is probable that the borrower will enter bankruptcy or other financial reorganization; or
-
the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the separate statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Company assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Company expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

3. Material Accounting Policies, Continued

(k) Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Company determines the recoverable amount of the cash‑generating unit to which the asset belongs. The cash‑generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Company considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. In the Company’s consolidated financial statements, each CGU is comprised of a group of assets of the Company and its other subsidiaries, because the non-current assets of the Company generate independent cash inflows only in combination with certain assets of the subsidiary. The Company’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Company could obtain from the disposal of the asset in an arm's length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

3. Material Accounting Policies, Continued

(l) Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Company accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

3. Material Accounting Policies, Continued

(l) Lease, Continued

Lease payments included in the measurement of the lease liability comprise the following:

-
fixed payments, including in-substance fixed payments;
-
variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
-
amounts expected to be payable under a residual value guarantee; and
-
the exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured the Company recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Company recognizes any remaining amount of the remeasurement in profit or loss.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the separate statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Company applies the exemption described above, then it classifies the sub-lease as an operating lease.

3. Material Accounting Policies, Continued

(l) Lease, Continued

Contracts may contain both lease and non-lease components. The Company allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Company recognizes assets held under a finance lease in its statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

(m) Provisions

A provision is recognized, as a result of a past event, if the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Company’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Company’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

3. Material Accounting Policies, Continued

(n) Non-current Assets Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Company recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Company does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

(o) Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Company has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Company’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

3. Material Accounting Policies, Continued

(o) Employee Benefits, continued

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Company’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) includes the following components: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect of the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Company recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

(v) Termination benefits

The Company recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Company measures the termination benefit with present value of future cash payments.

3. Material Accounting Policies, Continued

(p) Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Company recognizes revenue according to the five-stage revenue recognition model (① Identifying the contract→②Identifying performance obligations →③Determining transaction price→④ Allocating the transaction price to performance obligations →⑤Recognizing revenue for performance obligations).

The Company generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Company’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Company includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Company estimates an amount of variable consideration by using the expected value method with which the Company expects to better predict the amount of consideration. The Company includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Company recognizes a refund liability and an asset for its right to recover products from customers if the Company receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the separate statement of comprehensive income (loss).

(q) Operating Segments

An operating segment is a component of the Company that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the Company, 2) whose operating results are reviewed regularly by the Company’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Company is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Company. Consequently, no operating segment information is included in these separate financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

(r) Finance Income and Finance Costs

Finance income includes interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs include interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

3. Material Accounting Policies, Continued

(s) Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, except to the extent that the Company is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Company reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the separate entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the separate entity. The Company recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Company offsets deferred tax assets and deferred tax liabilities if, and only if, the Company has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority.

3. Material Accounting Policies, Continued

(t) Earnings Per Share

The Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u) Accounting standards and Interpretation issued and adopted by the Company

The Company has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2025.

(i) Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea - Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because exchangeability between two currencies is lacking. The amendments do not have a significant impact on the financial statements.

(v) New standards and interpretations not yet adopted by the Company

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2025 reporting periods and have not been early adopted by the Company.

(i) Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted.

-
clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;
-
clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;
-
add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term;
-
update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

(v) New standards and interpretations not yet adopted by the Company, Continued

(ii) Annual Improvements to Korean IFRS - Volume 11

Annual Improvements to Korean IFRS - Volume 11 should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Company does not expect the amendments to have a significant impact on the financial statements.

- Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

- Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

- Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

- Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

- Korean IFRS 1007 Statement of Cash Flows: Cost method

(iii) Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure - nature-dependent electricity contracts

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosure have been amended to clarify the financial effects of nature-dependent electricity contracts, which are often structured as power purchase agreements, including new disclosure requirements to enable investors to understand the effect of these contracts on a company's financial performance and cash flows. These amendments are required to be applied for annual reporting periods beginning on or after January 1, 2026 and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

(iv) Standards to Korean IFRS 1118 Presentation and Disclosure in Financial Statements

Korean IFRS 1118 Presentation and Disclosure in Financial Statements replaces Korean IFRS 1001 Presentation of Financial Statements. The new presentation requirements introduced in Korean IFRS 1118 will increase comparability of the financial performance of similar entities, especially related to how ‘operating profit or loss’ is defined. The new disclosure requirements for ‘management-defined performance measures’ will enhance transparency.

The amendments should be applied for annual periods beginning on or after January 1, 2027, and earlier application is permitted. In accordance with the retrospective application requirements, comparative information for the year ended December 31, 2026, shall be restated under Korean IFRS 1118.

The Company has not yet adopted Korean IFRS 1118 and is in the process of determining the impact on the Company of applying Korean IFRS 1118. Adoption of the standard is not expected to have an impact on the Company’s net profit or loss; however, it will require revenues and expenses in the income statements to be classified into new categories, which is expected to have an impact on the calculation and presentation of operating profit (loss).

For the years ended December 31, 2025 and 2024, details of the Company’s appropriations of accumulated deficit are as follows:

(In millions of won, except for cash dividend per common stock)
		2025	2024
Accumulated deficit before appropriations		(1,842,256)	(1,744,051)
Unappropriated retained earnings (accumulated deficit) carried over from prior year	~~W~~	(1,744,051)	1,290,685
Loss for the year		(98,205)	(3,034,736)
Unappropriated accumulated deficit carried forward to the following year	~~W~~	(1,842,256)	(1,744,051)

Expected date of appropriation for the year ended December 31, 2025 is March 19, 2026 and the date of appropriation for the year ended December 31, 2024 is March 20, 2025.

※ Please refer to the detailed footnotes and final financial statements included in the audit report, which will be disclosed to the SEC at a later date.

B. Agenda 2: Amendment to the Articles of Incorporation

Reasons for amending the Articles of Incorporation:

- Firefighting system installation business is added to the objectives of the Company (Article 2(5) and Article 2(6)).

- The General Meeting of Shareholders shall be held both in person and by electronic means (Article 17(5)).

- An electronic document shall be deemed valid proof of authority to act as a proxy according to the concurrent holding of the General Meeting of Shareholders both in person and by electronic means (Article 20(2)).

- The provision excluding cumulative voting system has been deleted (Deletion of Article 20(3)).

- The title 'Outside Directors' has been changed to 'Independent Directors' (Article 26, Article 27-2(1), Article 27-2(2), Article 32(2), Article 34(1) and Article 36-2(2)).

- The number of the Director to be appointed as the members of the Audit Committee, separate from other Directors, at the General Meeting of Shareholders has been increased to two (2) (Article 36-2(3)).

- In appointing or dismissing the members of the Audit Committee, the voting right attached to the shares held by the largest shareholder and its specially related persons shall be limited with respect to any portion exceeding three percent (3%) in the aggregate (Article 36-2(4)).

- Transitional provisions have been included according to the effective date of each amendment of the Commercial Code (Article 2, Article 3, Article 4 and Article 5 of the Addenda).

2-1. Addition of new objective of the company

Before Amendment	After Amendment	Purpose of Amendment
Article 2. (Objectives) The objectives of the Company shall be as follows: (5) any business and/or investment ancillary or incidental to the foregoing business.

Article 2. (Objectives)

The objectives of the Company shall be as follows:

(5) Fire Protection Facility Construction Business for the construction, installation, relocation, and maintenance of fire protection facilities; and

(6) any business and/or investment ancillary or incidental to the foregoing business.

Firefighting system installation business is added to the objectives of the Company.

2-2. Deletion of the provision excluding cumulative voting system (Reflection of recent amendments to the Commercial Code)

Before Amendment	After Amendment	Purpose of Amendment
Article 20. (Exercise of Voting Rights) (3) The Company shall not adopt the cumulative voting system provided under Article 382-2 of the Commercial Code.	Article 20. (Exercise of Voting Rights) (Deleted)	The provision excluding cumulative voting system has been deleted.

2-3. Establishment of an electronic General Meeting of Shareholders system (Reflection of recent amendments to the Commercial Code)

Before Amendment	After Amendment	Purpose of Amendment
Article 17. (Convening of General Meetings of Shareholders) (Newly Inserted)

Article 17. (Convening of General Meetings of Shareholders)

(5) The Company shall hold the General Meeting of Shareholders, pursuant to Article 542-14 (1) of the Commercial Act, in a manner that allows certain shareholders to participate in the resolution-making process by electronic means from remote locations without being physically present at the meeting venue.

The General Meeting of Shareholders shall be held both in person and by electronic means.

Article 20. (Exercise of Voting Rights)

(2) A shareholder may exercise his/her vote through a proxy. In this case, the proxy holder shall file with the Company document evidencing authority to act as a proxy no later than the beginning of the General Meeting of Shareholders.

Article 20. (Exercise of Voting Rights)

(2) A shareholder may exercise his/her vote through a proxy. In this case, the proxy holder shall file with the Company document or electronic document evidencing authority to act as a proxy no later than the beginning of the General Meeting of Shareholders.

An electronic document shall be deemed valid proof of authority to act as a proxy according to the concurrent holding of the General Meeting of Shareholders both in person and by electronic means.

2-4. Change of the title of Independent Directors (Reflection of recent amendments to the Commercial Code)

Before Amendment	After Amendment	Purpose of Amendment
Article 26. (Number of Directors) The Company shall have at least five (5) and up to seven (7) Directors, more than half of whom must be outside Directors.	Article 26. (Number of Directors) The Company shall have at least five (5) and up to seven (7) Directors, more than half of whom must be Independent Directors.	The title 'Outside Directors' has been changed to 'Independent Directors'.

Article 27-2. (Nomination of Candidates for Outside Directors)

(1) The Company’s Outside Director Nomination Committee shall recommend candidates for outside Directors, from those who are qualified under the Korean Commercial Code (“KCC”) and other applicable provisions.

(2) Any details concerning the nomination of candidates for outside Directors and deliberation on requirements of such candidates shall be determined by the Company’s Outside Director Nomination Committee.

Article 27-2. (Nomination of Candidates for Independent Directors)

(1) The Company’s Independent Director Nomination Committee shall recommend candidates for Independent Directors, from those who are qualified under the Korean Commercial Code (“KCC”) and other applicable provisions.

(2) Any details concerning the nomination of candidates for Independent Directors and deliberation on requirements of such candidates shall be determined by the Company’s Independent Director Nomination Committee.

Article 32. (Filling of Vacancy)

(2) In case where the number of Outside Directors required by Article 26 hereof is not met for reasons of resignation, death, etc., the vacancy should be filled at the first General Meeting of Shareholders to be convened after occurrence of such reason.

Article 32. (Filling of Vacancy)

(2) In case where the number of Independent Directors required by Article 26 hereof is not met for reasons of resignation, death, etc., the vacancy should be filled at the first General Meeting of Shareholders to be convened after occurrence of such reason.

Article 34. (Committees)

(1) The Company shall establish following committees within the Board of Directors.

1. Audit Committee

2. Outside Director Nomination Committee

3. Other committees as deemed necessary by the Board of Directors

Article 34. (Committees)

(1) The Company shall establish following committees within the Board of Directors.

1. Audit Committee

2. Independent Director Nomination Committee

3. Other committees as deemed necessary by the Board of Directors

Article 36-2. (Composition of Audit Committee) (2) The Audit Committee shall consist of at least three (3) outside Directors.	Article 36-2. (Composition of Audit Committee) (2) The Audit Committee shall consist of at least three (3) Independent Directors.

2-5. Increase in the number of separately elected Audit Committee Members (Reflection of recent amendments to the Commercial Code)

Before Amendment	After Amendment	Purpose of Amendment

Article 36-2. (Composition of Audit Committee)

(3) The Company shall appoint the members of the Audit Committee from the Directors of the Company, after having appointed such Directors as Directors of the Company at a General Meeting of Shareholders; provided, however, that, one (1) of the members of the Audit Committee shall be a Director appointed as a Director to be appointed as a member of the Audit Committee, separate from other Directors appointed, at the General Meeting of Shareholders.

Article 36-2. (Composition of Audit Committee)

(3) The Company shall appoint the members of the Audit Committee from the Directors of the Company, after having appointed such Directors as Directors of the Company at a General Meeting of Shareholders; provided, however, that, two (2) of the members of the Audit Committee shall be a Director appointed as a Director to be appointed as a member of the Audit Committee, separate from other Directors appointed, at the General Meeting of Shareholders.

The number of the Director to be appointed as the members of the Audit Committee, separate from other Directors, at the General Meeting of Shareholders has been increased to two (2).

2-6. Strengthening of voting right restrictions in the appointment or dismissal of Audit Committee Members (Reflection of recent amendments to the Commercial Code)

Before Amendment	After Amendment	Purpose of Amendment

Article 36-2. (Composition of Audit Committee)

(4) When the shareholders appoint a member of the Audit Committee at a General Meeting of Shareholders, any shareholder who holds more than 3% of the total number of voting shares issued by the Company shall not exercise the voting rights of the shares in excess thereof.

Article 36-2. (Composition of Audit Committee)

(4) When the shareholders appoint or dismissal a member of the Audit Committee at a General Meeting of Shareholders, any shareholder who holds more than 3% of the total number of voting shares issued by the Company shall not exercise the voting rights of the shares in excess thereof (in case where the shareholder is the largest shareholder, the share owned by their specially related persons and other persons prescribed by the Enforcement Decree of the Commercial Act shall be aggregated).

In appointing or dismissing the members of the Audit Committee, the voting right attached to the shares held by the largest shareholder and its specially related persons shall be limited with respect to any portion exceeding three percent (3%) in the aggregate.

2-7. ADDENDA (2026.3.19.)

Before Amendment	After Amendment	Purpose of Amendment
(Newly Inserted)

ADDENDA (as of March 19, 2026)

Article 1 (Effective Date)

These Articles of Association shall take effect on March 19, 2026.

Article 2 (Transitional Provisions Regarding General Meetings of Shareholders Format and Exercise of Voting Rights)

The amended provisions of Article 17 and Article 20(2) shall take effect on January 1, 2027.

Article 3 (Application of Cumulative Voting System)

The amended provision of Article 20(3) shall apply beginning with the first convening of a general meeting of shareholders for the appointment of directors held on or after September 10, 2026.

Article 4 (Transitional Provisions Regarding Independent Directors)

The amended provisions of Article 26, 27-2, 32, 34 and Article 36-2(2) shall take effect on July 23, 2026.

Article 5 (Transitional Provisions Regarding Voting Rights Restrictions in the appointment or dismissal of a member of the Audit Committee Exercise of Voting Rights)

The amended provisions of Article 36-2 (4) shall take effect on July 23, 2026.

The effective date is stipulated. Transitional provisions have been included according to the effective date of each amendment of the Commercial Code.

C. Agenda 3: Appointment of Outside Director for Audit Committee Member (Jungsuk Oh)

The following candidate was proposed to be appointed as Outside Director for Audit Committee Member.

(1) Name : Jungsuk Oh

1. Date of birth : September, 1970

2. Candidate for Outside Director: Yes

3. Nominator: Outside Director Nomination Committee

4. Appointment Term: 2 years
* Mr. Jungsuk Oh's total term shall not exceed 6 years in accordance with the Commercial Code, taking into account the temporary outside director period (April 2022 - March 2023) and the previous term (March 2023 - until the 2026 Annual General Meeting of Shareholders). Therefore, the term shall be set at 2 years.

5. Type of appointment: Reappointed

6. Present position: Professor of Operations Management at Seoul National University (2007~)

7. Main experience

- President of Korean Operations Research and Management Science Society (KORMS) (2026~)

- Vice President of Korean Operations Research and Management Science Society (KORMS) (2020~2021)

- Head Professor of Venture Management Major, Seoul National University Business School (2019~2020)

- Associate Dean for Planning, Seoul National University Business School (2015~2017)

- Department Chair of Global MBA, Seoul National University Business School (2013~2015)

- Director of Korea Society of IT Services (2007~2010)

- Director/Editorial Committee Member of Korean Operations Research and Management Science Society (KORMS) (2004~2010)

8. Business Transaction with LG Display during the last 3 years: None

9. Reasons for nomination

- Since his appointment as a temporary outside director in 2022, Mr. Jungsuk Oh has diligently served his duties as an outside director as well as a member of the BOD, Audit Committee, ESG Committee and Related Party Transaction Committee. As a prominent management expert in Korea, he is expected to make positive contributions to the Company’s management decision-making and development through his extensive and accumulated understanding of, and interest in, the Company’s business lines.

D. Agenda 4: Appointment of Outside Director (Sang-Hee Park)

The following candidate was proposed to be reappointed as Outside Director.

(1) Name : Sang-Hee Park

1. Date of birth : December, 1965

2. Candidate for Outside Director: Yes

3. Nominator: Outside Director Nomination Committee

4. Appointment Term: 3 years

5. Type of appointment: Reappointed

6. Present position : Professor of Materials Science and Engineering, KAIST (2014~)

7. Main experience

- Member of the National Academy of Engineering of Korea (NAEK) (2021~)

- Fellow of the Society of Information Display (SID) (2017~)

- Director of KAIST Center for Ethics & Human Rights (2021~2023)

- President of the Korean Information Display Society (KIDS) (2022)

- Senior Researcher at the Electronics and Telecommunications Research Institute (ETRI) (2008~2014)

8. Business Transaction with LG Display during the last 3 years: None

9. Reasons for nomination

- Ms. Sang-Hee Park is an expert in display field and she is expected to lead the Company’s development in line with industry trends and future display technologies. As a prominent female expert in the display field with a wide array of experience and academic reputation, she is expected to make continued positive contributions to the Company’s development as a director.

E. Agenda 5: Appointment of Audit Committee Member (Sang-Hee Park)

The following candidate was proposed to be reappointed as Audit Committee Member.

(1) Name : Sang-Hee Park

1. Date of birth : December, 1965

2. Candidate for Outside Director: Yes

3. Nominator: Board of Directors

4. Appointment Term: 3 years

5. Type of appointment: Reappointed

6. Present position : Professor of Materials Science and Engineering, KAIST (2014~)

7. Main experience

- Member of the National Academy of Engineering of Korea (NAEK) (2021~)

- Fellow of the Society of Information Display (SID) (2017~)

- Director of KAIST Center for Ethics & Human Rights (2021~2023)

- President of the Korean Information Display Society (KIDS) (2022)

- Senior Researcher at the Electronics and Telecommunications Research Institute (ETRI) (2008~2014)

8. Business Transaction with LG Display during the last 3 years: None

9. Reasons for nomination

- Ms. Sang-Hee Park is an expert in display field and she is expected to lead the Company’s development in line with industry trends and future display technologies. As a prominent female expert in the display field with a wide array of experience and academic reputation, she is expected to make continued positive contributions to the Company’s development as an Audit Committee Member.

F. Agenda 6: Remuneration Limit for Directors in 2026

- Remuneration limit for directors in 2026 is for all 7 directors including 4 outside directors.

- The Company's history of adjustments to the remuneration limit for directors is as follows:
2009 (13.4 billion KRW → 8.5 billion KRW),

2020 (8.5 billion KRW → 4.5 billion KRW),

2022 (4.5 billion KRW → 6.0 billion KRW),

2023 (6.0 billion KRW → 4.5 billion KRW),

2024 (4.5 billion KRW → 4.0 billion KRW), and

2025 - 2026 (maintained at 4.0 billion KRW).

The remuneration limit for directors is determined by comprehensively considering internal criteria such as management performance, the position of directors, base salary and role-based pay, and performance-based compensation, as well as the actual execution rate.

In light of the expected execution amount of directors' remuneration for 2026, the Company has decided to maintain the limit unchanged.

Category	2026	2025	2024
Number of Directors (Number of Outside Directors)	7 (4)	7 (4)	7 (4)
Total Amount of Remuneration Limit	KRW 4.0 billion	KRW 4.0 billion	KRW 4.0 billion
The Actual Compensation paid to Directors	-	KRW 2.4 billion	KRW 2.5 billion
Payout Ratio against Remuneration Limit	-	60%	62.5%

IV. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

A. Name of Solicitor: LG Display Co., Ltd.

B. Number of LG Display Shares Held by Solicitor: None

C. The Principal Shareholders of the Solicitor as of the date of this report

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest Shareholder	183,593,206 (Common stock)	36.72%
Cheoldong Jeong	Registered Director	59,560 (Common stock)	0.01%
Total		183,652,766 (Common stock)	36.73%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Jee Hae Choi	Seunghyun Lee	Seunghyun Pyun	Jinjoo Kim
Number of Shares Held by Agents as of 2025 End	3,654	-	-	-
Relationship with LGD	Employee	Employee	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

All shareholders holding shares of LGD common stock as of 2025 End

4. Others

The Period of Proxy Instruction: From Feb. 23, 2026 to Mar. 19, 2026
※ The period of proxy instruction ends at 9:30 A.M. (KST), March 19, 2026, prior to the commencement of the General Meeting of Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February, 13 2026 By: /s/ Kyu Dong Kim

(Signature)

Name: Kyu Dong Kim

Title: Vice President, Finance &

Risk Management Division